United States securities and exchange commission logo





                              February 2, 2024

       Yucheng Hu
       Chief Executive Officer
       Mega Matrix Inc.
       103 Tampines Street 86 #03-06
       The Alps Residences
       Singapore 528576

                                                        Re: Mega Matrix Inc.
                                                            Amendment No. 2 to
                                                            Registration
Statement on Form F-4
                                                            Filed December 29,
2023
                                                            File No. 333-271349

       Dear Yucheng Hu:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 5, 2023 letter.

       Amendment No. 2 to Registration Statement on Form F-4

       General

   1. We note your response to prior comment 1 and also note the addition of references to cryptocurrencies
throughout the prospectus. Please revise to remove references to crypto assets,
crypto currency    and    digital currency    on pages 18, 19, 43 and F-13.
                                                        Please also revise to
define and clarify the distinction between    cryptocurrencies    and
                                                           digital assets.
   2. Please revise to include a separate vote for each material change to the Restated
                                                        Memorandum and Articles
of Association.
 Yucheng Hu
FirstName LastNameYucheng  Hu
Mega Matrix Inc.
Comapany2,NameMega
February   2024     Matrix Inc.
February
Page 2 2, 2024 Page 2
FirstName LastName
Summary
The Redomicile Merger
Mega Matrix Corp.
Saving Digital Pte. Ltd., page 1

3. We note your response to prior comment 6. Your statement in your response letter that you are not currently considering or evaluating any other crypto-related businesses contradicts your disclosure on page F-8 that you "intend to use SDP to explore other crypto related business in Singapore." Please revise or advise. In addition, please revise to describe "[y]our international corporate strategy." In this regard, we note your disclosure on page 3 that you believe that the Redomicile Merger will allow you to "more closely align [y]our structure with [y]our international corporate strategy." Recent Developments, page 1

4. We note your disclosure on page 1 that on June 5, 2023 you entered into a Network
         Security Service Agreement with Vision Ace Limited. Please revise to summarize here the material terms of your agreement and the network security services you provide, and, in your Business of the Company section, revise to provide a detailed description of the material terms of this agreement and the security services you provide. Also file this agreement as an exhibit to your registration statement or tell us why you believe you are not required to do so.
Our Market and Industry, page 2

5. We note your disclosure on page 2 that "[d]ue to . . . actions taken by the SEC . . ., you decided to suspend your StaaS business, and on July 1, 2023, [you] stopped providing non-custodial staking tools to third parties." However, we note that you hold a 30%
         interest in MarsLand which has a StaaS business. Please revise your risk factors section to address the risks associated with your investment in MarsLand should it fail to operate its business in compliance with the federal securities laws and the rules and regulations thereunder and/or the rules and regulations of the jurisdictions in which it operates.
Background and Reasons for the Redomicile Merger, page 3

6. We note your response to prior comment 9. Please reconcile your response that you have not provided any crypto related services outside of Singapore or in any other jurisdictions with your statement here and throughout the prospectus that your current business and operations are almost all (emphasis added) conducted outside of the United
         States.
 Yucheng Hu
FirstName LastNameYucheng  Hu
Mega Matrix Inc.
Comapany2,NameMega
February   2024     Matrix Inc.
February
Page 3 2, 2024 Page 3
FirstName LastName
Management's Discussion and Analysis
Corporate Developments, page 27

7. We note your response to prior comment 17. Please revise to disclose the method and costs for acquiring 2,967.95 ETH that you purchased "for the purpose of exploring
         Ethereum staking opportunities following the transaction by Ethereum on September 15,
         2022 from proof-of-work (PoW) to a proof-of-stake (PoS) consensus mechanism referred to as the 'Merge.'"
Segment and Related Information, page 29

8. We note your response to prior comment 11 and re-issue in part. Please reconcile your statements on pages 15, 28 and 33 that you discontinued the Mano game and the alSpace platform due to business reasons with your statements on pages 29, 31, F-3, F-8, F-27, F-
         46 and F-51 that you discontinued the Mano game and the alSpace platform due to regulatory challenges.
Business of the Company
Crypto-Related Business
Saving Digital Pte. Ltd., page 43

9.       We note your response to prior comment 4. Please revise to clarify whether your
         Ethereum staking occurs exclusively through Marsland or whether you also operate your own node. To the extent that you operate your own node, please provide a comprehensive breakeven analysis for your Ethereum staking operations that compares the cost to earn one Ethereum with the market value of one Ethereum and that identifies and explains all relevant inputs. In addition, please provide disclosure that addresses the costs of staking through Marsland relative to the price of Ethereum.
10. We note your response to prior comment 23. Please revise to explain and quantify the
            cactus fees    charged by Matrixport Cactus.
11.      We note your response to prior comment 19. Please reconcile your
references to    stable
         cryptocurrencies    here and on page 28 with your usage of the term
stablecoin
         throughout the rest of the prospectus.
12. We note your response to prior comment 12 and your revised disclosure that you plan to hold and transact in ETH, USDC and USDT. Please revise to clarify the circumstances under which you acquired or plan to acquire USDC and/or USDT, how you calculate the prices at which you acquire USDC and/or USDT, and whether you have plans to loan or pledge any of your crypto assets or provide your crypto assets as collateral for any loan or similar arrangement.
13. We note your response to prior comment 5. Please revise to describe the material terms of your agreement with MarsLand for staking services, including the term of the agreement, the termination provisions of the agreement, the specific services that MarsLand provides
 Yucheng Hu
Mega Matrix Inc.
February 2, 2024
Page 4
         to you, the fees you pay to MarsLand, including whether you pay in cash or ETH, when and how MarsLand transfers your ETH to you and how MarsLand holds the ETH earned as rewards prior to transferring the ETH to you. In addition, please disclose the material terms of your license agreement with MarsLand, including the term of the license and the termination provisions of the agreement.
Custodial Practices, page 44

14. We note your response to prior comment 25 and re-issue in part. Please revise your disclosure to reflect your response that 100% of your digital assets are held in
         Matrixport   s hot wallet. Please revise to include appropriate risk
factor disclosure
         addressing the risks of utilizing hot wallets. Please also revise to describe the criteria you used in selecting Matrixport as custodian. In addition, disclose whether Matrixport has an insurance policy for the crypto assets it custodies, and, if so, the degree to which it covers your crypto assets, disclose whether your crypto assets are held in segregated accounts such that they are segregated from the property of Matrixport and the assets of other
         Matrixport customers and discuss the risks of the loss of your crypto assets in the event of the insolvency or bankruptcy Matrixport.
Index to Financial Statements
Audited Financial Statements for the Years Ended December 31, 2022 and 2021, page F-1

15. We acknowledge your response to prior comment 26. Please revise your next amendment to address the following related to your corrections of errors:
             Label each impacted financial statement "As Restated." In this regard, label your
              December 31, 2022 Consolidated Statements of Cash Flows "As Restated";
             Label the December 31, 2022 balance sheet presented with your interim financial statements "As Restated;" and
             Have your auditors dual date their opinion for the error corrections.
16. Your heading on the Index to Financial Statements still references the periods "For the
         Three and Six Months Ended June 30, 2023 and 2022." Please revise your next amendment to reference the correct interim period.
Notes to Consolidated Financial Statements
General, page F-8

17. We note that you still include the black line separating Predecessor and Successor periods
FirstName LastNameYucheng Hu
       between two Successor periods in various footnotes, specifically footnotes 12, 13, 14, and
Comapany   NameMega
       18. Please reviseMatrix Inc. amendment to properly reflect the black line between the your next
       Predecessor
February           and4Successor periods.
         2, 2024 Page
FirstName LastName
 Yucheng Hu
FirstName LastNameYucheng  Hu
Mega Matrix Inc.
Comapany2,NameMega
February   2024     Matrix Inc.
February
Page 5 2, 2024 Page 5
FirstName LastName
Note 3. Summary of Principal Accounting Policies
Stablecoins, page F-12

18. We acknowledge your response to prior comment 28. Please address the following:
             Tell us whether you have a Circle Mint account with Circle Internet Financial, LLC
            (Circle) and can redeem one USDC for one U.S. dollar directly from Circle; and
             Revise your policy statement to indicate how you measure and account for USDC both initially and subsequently as your statement that you account for USDC as a financial instrument does not provide this information. In this regard, to the extent you apply the fair value option under ASC 825-10-25-1, disclose that fact and how you then measure USDC at acquisition and during each reporting period.
Digital Assets, page F-13

19. We note your response to prior comments 8 and 30. Please address the following:
             You disclose on page 19 that MatrixPort Cactus Custody is your principal market, on page F-13 that Matrixport Cactus is your principal market, and on page F-43 that
            CoinMarketCap is your principal market. Address this inconsistency in your next amendment by clearly and consistently disclosing your principal market throughout the document; and
             Tell us the meaning and relevance of Matrixport Cactus as being "selected by the
            U.S. government" as disclosed on pages F-13 and F-43. In addition, remove these references as it is unclear how any such "selection" is relevant to the principal market determination under ASC 820-10.
20. We note your response to prior comment 29. Please revise your disclosure to specifically indicate that digital assets awarded through your GameFi and solo-staking business are noncash operating activities included in your statements of cash flows consistent with your response.
21. Please revise your disclosure to clarify that you classify your digital assets as current assets because you reasonably expect to sell or exchange these assets within one year consistent with your September 8, 2023 response to comment 59 in our May 24, 2023 letter.
Revenue from Solo-Staking Business, page F-15

22. We continue to evaluate your response to comment 31 and may have further comments.
 Yucheng Hu
FirstName LastNameYucheng  Hu
Mega Matrix Inc.
Comapany2,NameMega
February   2024     Matrix Inc.
February
Page 6 2, 2024 Page 6
FirstName LastName
Notes to Unaudited Condensed Consolidated Financial Statements
Note 2. Summary of Principal Accounting Policies
Revenue Recognition
Revenue from provision of staking technology tools, page F-45

23. We note your response to prior comment 33 and re-issue. Please reconcile your statement
         here that    [c]ommencing in March 2023, the Company, through MTP,
provides its
         customers with proof-of-stake technology tools for digital assets through the staking
         platform    MarsProtocol       with your disclosures elsewhere that
MTP ceased
         providing non-custodial staking tools to third parties as of July
2023.
       Please contact David Irving at 202-551-3321 or Mark Brunhofer at 202-551-3638 if you
have questions regarding comments on the financial statements and related matters. Please contact Lulu Cheng at 202-551-3811 or Sonia Bednarowski at 202-551-3666 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Crypto
Assets
cc:      John P. Yung